UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Company”) informs that, in a meeting held on this date, the Board of Directors (i) received the request for resignation of Mr. Marcial Angel Portela Alvarez from the position of CEO of the Company; and (ii) appointed Mr. Jesús Maria Zabalza Lotina as CEO, to replace Mr. Marcial Portela, who shall remain in his position until Mr. Jesús Zabalza takes office.

The Company also informs that Mr. Marcial Portela, currently Vice Chairman of the Board of Directors, will be appointed as Chairman of the Board of Directors, and the current Chairman of the Board of the Directors, Mr. Celso Clemente Giacometti, will be appointed as Vice Chairman of the Board of Directors.

Mr. Marcial Portela coordinated Banco Real’s acquisition and transition process initiated in 2007, and in the last three years has conducted directly, as CEO, the operations of the Santander Group in Brazil, having been responsible for the strategic repositioning of the Company in the Brazilian market.

The aforementioned appointments are subject to applicable legal and corporate approvals.

São Paulo, April 24, 2013

Banco Santander (Brasil) S.A.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 24, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer